Exhibit 12
Williams Partners L.P.
Computation of Ratio of Earnings to Fixed Charges

Nine months ended
September 30, 2014
(Millions)
Earnings:
Income before income taxes	$826
Less: Equity earnings	(91)
Income before income taxes and equity earnings	735
Add:
Fixed charges:
Interest incurred	428
Rental expense representative of interest factor	7
Total fixed charges	435
Distributed income of equity-method investees	167
Less:
Interest capitalized	(86)
Total earnings as adjusted	$1,251
Fixed charges	$435
Ratio of earnings to fixed charges	2.88